                                    NT 10-K
                          NOTIFICATION OF LATE FILING


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-20001

     (Check one)

     X  Form 10-K and Form 10-KSB __ Form 11-K

     __ Form 20-F  Form 10-Q and Form 10-QSB Form N-SAR

     For period ended January 1, 2000
                             ---------------------

     __ Transition Report on Form 10-K and Form 10-KSB

     __ Transition Report on Form 20-F

     __ Transition Report on Form 11-K

     __ Transition Report on Form 10-Q and Form 10-QSB

     __ Transition Report on Form N-SAR

     For the transition period ended ___________________________________________

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________________

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant:  VISTA EYECARE, INC.

     Former name if applicable _________________________________________________

     Address of principal executive office (Street and number):
          296 Grayson Hwy.

     City, state and zip code:  Lawrenceville, GA 30045

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or
[X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F,10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant is in the process of finalizing its financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

  Mitchell Goodman                      770         822-4208
---------------------------------------------------------------------
(Name)                                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                             Yes [X]  No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                Yes [X]  No [ ]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Attached is registrant's press release for the 1999 fiscal year.

                              VISTA EYECARE, INC.
----------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  04/03/00    By      /s/  Mitchell Goodman
    ------------    -----------------------------------------

                            [VISTA EYECARE INC LOGO]



CONTACTS:
Angus Morrison
SVP, Chief Financial Officer
770-822-4285
www.vistaeyecare.com


FOR IMMEDIATE RELEASE

February 25, 2000

                               VISTA EYECARE, INC.
                  REPORTS FOURTH QUARTER AND FULL-YEAR RESULTS

LAWRENCEVILLE, Georgia - Vista Eyecare, Inc. (NASDAQ: VSTA), today announced results for the fourth quarter and for the fiscal year ended January 1, 2000. Net sales for the fourth quarter increased 6 percent to $76.6 million over net sales of $72.2 million reported for the same quarter a year ago. For the fourth quarter the Company reported an operating loss of $8.2 million (including a total of $5.8 million of non-cash charges), compared with a loss of $1.2 million for the fourth quarter ended January 2, 1999. Operating income in the core leased business increased in excess of 10 percent over the prior year quarter.

Operating results for the fourth quarter include a number of non-cash charges in the aggregate amount of $5.8 million. A charge of $2.7 million was recorded in connection with the write-off of certain managed care receivables. The Company also recorded an impairment loss of $1.9 million in connection with 36 under-performing vision centers. An extraordinary charge of $0.4 million was recorded as the result of refinancing the Company's credit facility. This necessitated the write-off of capitalized costs associated with the previous credit facility.

Comparable domestic store sales increased by 1 percent for the fourth quarter and 2 percent for the year.

For the fiscal year ended January 1, 2000, net sales were $329.1 million, a 34 percent increase over net sales of $245.3 million reported for fiscal 1998. Operating income in the core leased business increased 10 percent over the prior year. At January 1, 2000, the Company operated 925 vision centers versus 919 vision centers operated as of January 2, 1999.

The Company incurred a pre-tax operating loss of $17.2 million in 1999, which results in an income tax benefit of approximately $6.0 million. The Company has established a valuation allowance against the net operating loss carry-forward. Taking into consideration the valuation allowance and the fourth quarter adjustments, the Company will report a net loss in 1999 of $17.6 million, or $0.83 per share.



                 296 Grayson Highway * Lawrenceville, GA 30045*
                       (770) 822-3600 * Fax (770)822-3601
--------------------------------------------------------------------------------
                    P.O. Box 1000 * Lawrenceville, GA 30046

Vista Eyecare, Inc.
February 25, 2000
Page Two




The Company also stated that it expects to record additional charges in subsequent quarters as under-performing locations are closed and leased obligations settled. The Company is currently unable to estimate the amount of such charges.

The Company is currently not in compliance with certain financial covenants contained in its credit facility. The Company has reached an oral agreement with its lenders to amend these covenants, and expects that a written amendment will be signed shortly.

Commenting on the quarter and full year results, Chairman James W. Krause stated, "Our problems in 1999 resulted from poor performance at our acquired vision centers, coupled with high interest costs. We must substantially improve the operations of our free-standing vision centers. We have implemented a number of initiatives, including training, advertising, merchandising and marketing programs, and look forward to the impact of these programs on the results of these operations. We have completed the testing of our new store concept and are proceeding with the roll-out. The success of the free-standing operations will be critical to our liquidity and to our goal of establishing a national Vista Optical organization."

Mr. Krause added, "Our core business continues to perform well. Comparable store sales in 1999 in our core leased business increased
4.1 percent over levels recorded in 1998."

     Mr. Krause continued, "We have taken steps to improve and grow our managed care business. Peter Socha, currently Senior Vice President of Strategic Planning, has been appointed President of Vista Healthcare Services, Inc, a wholly owned subsidiary of Vista Eyecare, Inc., to lead the effort to build a new managed care organization and develop new processes and systems. Peter has also been named to our Board of Directors."

Vista Eyecare, Inc., with a total of 925 locations, is the nation's third largest optical company in terms of sales on an annualized basis and second largest in terms of locations (including 603 leased department and 322 Vista Optical free standing locations). The Company's retail operations offer a full line of optical goods including spectacles, contact lenses, prescription and non-prescription sunglasses and a full line of optical accessories. In addition, independent Doctors of Optometry are available adjacent to most store locations.


                         - FINANCIAL TABLES TO FOLLOW -

---------------
Any expectations, beliefs, and other non-historical statements contained in this press release are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Actual results may differ materially due to a variety of factors that affect the Company. Among the factors which may affect results are the following: risks associated with the Company's high level of indebtedness, including pressures on liquidity; risks associated with the integration of acquired operations; the Company's ability to obtain and retain managed care contracts and business; risks associated with the implementation of the Company's new point of sale system; the Company's ability to select in-stock merchandise attractive to customers; operating factors affecting customer satisfaction; and other factors. Such other factors are described in a cautionary statement for purposes of the "Safe Harbor" provisions of the Act, contained in the Company's Report on Form 10-K for 1998 and in the Company's other filings with the Securities and Exchange Commission.

                               VISTA EYECARE, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                   (In thousands except per share information)



                                                                  Three Months Ended                     For the year ended
                                                             -----------------------------          -----------------------------
                                                                                                                        (Audited)
                                                             January 1,         January, 2          January 1,         January 2,
                                                                2000              1999                2000               1999
                                                             ----------         ----------          ----------         ----------

NET SALES                                                    $  76,628          $  72,233           $ 329,055           $245,331
COST OF GOODS SOLD                                              36,462             33,817             147,768            112,929
--------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                    40,166             38,416             181,287            132,402

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE                     43,724             39,575             174,462            121,413
IMPAIRMENT LOSS ON LONG-LIVED ASSETS                             1,952                 --               1,952                 --
PROVISION FOR DOUBTFUL ACCOUNTS                                  2,700                 --               2,700                 --
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                         (8,210)            (1,159)              2,173             10,989
INTEREST EXPENSE, net                                            5,112              4,290              19,329              5,538
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                (13,322)            (5,449)            (17,156)             5,451
PROVISION (BENEFIT) FOR INCOME TAXES                             1,010             (2,417)                 --              2,037
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME(LOSS) BEFORE EXTRAORDINARY ITEM                     (14,332)            (3,032)            (17,156)             3,414
EXTRAORDINARY ITEM, net of tax                                    (406)                --                (406)                --
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             $(14,738)          $ (3,032)          $ (17,562)          $  3,414
================================================================================================================================
EARNINGS (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM:
BASIC EARNINGS (LOSS) PER COMMON SHARE                        $  (0.68)          $  (0.14)          $   (0.81)          $   0.16
================================================================================================================================
DILUTED EARNINGS (LOSS) PER COMMON SHARE                      $  (0.68)          $  (0.14)          $   (0.81)          $   0.16
================================================================================================================================
NET INCOME (LOSS) PER SHARE:
BASIC EARNINGS (LOSS) PER COMMON SHARE                        $  (0.70)          $  (0.14)          $   (0.83)          $   0.16
================================================================================================================================
DILUTED EARNINGS (LOSS) PER COMMON SHARE                      $  (0.70)          $  (0.14)          $   (0.83)          $   0.16
================================================================================================================================

CAPITAL EXPENDITURES                                          $  1,579           $  1,985           $  12,101           $  9,183
DEPRECIATION AND AMORTIZATION EXPENSE                         $  4,451           $  4,950           $  18,705           $ 14,177





                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)


                                                               (Unaudited)
                                                             January 1, 2000              January 2, 1999
                                                             ---------------              ---------------
ASSETS
CURRENT ASSETS                                                     $  50,896                    $  51,776
NET PROPERTY AND EQUIPMENT                                            53,905                       58,043
OTHER NET ASSETS AND DEFERRED COSTS                                    9,315                        9,953
DEFERRED INCOME TAX ASSETS                                                --                          385
GOODWILL AND OTHER INTANGIBLE ASSETS                                 106,177                      108,940
------------------------------------ --------------------------------------------------------------------
                                                                   $ 220,293                    $ 229,097
=========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES                                                $  44,146                    $  47,568
SENIOR NOTES                                                         123,747                      123,609
REVOLVING CREDIT FACILITY                                             19,292                        6,000
OTHER LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS                     6,091                        7,223
DEFERRED INCOME TAX LIABILITITES                                         460                           --
TOTAL SHAREHOLDERS' EQUITY                                            26,557                       44,697
---------------------------------------------------------------------------------------------------------
                                                                   $ 220,293                    $ 229,097
=========================================================================================================

These condensed statements of operations and consolidated balance sheets should be read in conjunction with the Company's annual report on Form 10-K for 1998 and quarterly report on Form 10-Q for the first, second and third quarters of 1999.